UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

BBVA has received a binding offer (the “Offer”) from The Bank of Nova Scotia group (“Scotiabank”) for the acquisition, at a price of approximately 2,200 million USD (1,850 million euros)1, of BBVA’s stake in Banco Bilbao Vizcaya Argentaria, Chile (“BBVA Chile) as well as in other companies of its group in Chile which operations are complementary to the banking business (amongst them, BBVA Seguros Vida, S.A.). BBVA owns, directly and indirectly, approximately 68.19% of BBVA Chile share capital (the “Shares in BBVA Chile”).

The Offer received does not include BBVA’s stake in the automobile financing companies of Forum group and in other Chilean entities from BBVA’s Group which are engaged on corporate activities of BBVA Group.

Since 1998, BBVA has a shareholders’ agreement in place with BBVA Chile shareholders holding approximately 31.62% of its share capital (the “Non-controlling Majority Shareholders”) which includes a right of first refusal and a tag along right.

BBVA desires to accept the Offer, and therefore, in compliance with the shareholders’ agreement, will notify such Offer to the Non-controlling Majority Shareholders in accordance with the referred shareholders’ agreement, so that, the Non-controlling Majority Shareholders may exercise, if they so wish, the right of first refusal over the Shares in BBVA Chile or the tag-along right that allows them to sell their shares in BBVA Chile to Scotiabank under the same conditions as BBVA.2

[1]	Exchange rate: 1.19 dollar/euro
[2]	The shareholders’ agreement mentioned allows the Non-controlling Majority Shareholders to acquire only the Shares in BBVA Chile.

The transaction would result in a net capital gain of approximately 640 million euros and an estimated positive impact on Common Equity Tier 1 (fully loaded) of BBVA Group of approximately 50 basis points3.

Scotiabank shall launch a tender offer over all of BBVA Chile shares. Completion of the transaction is subject to obtaining the relevant regulatory approvals.

Madrid, November 28th, 2017

[3]	Impact on Common Equity Tier 1 (fully loaded) is calculated taking as a basis the ratio published as of September 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: November 28, 2017

	By:	/s/ Javier Rodriguez Soler
	Name:	Javier Rodriguez Soler
	Title:	Authorized representative